SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           RODOBO INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.0001 PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)


                                    77106L104
                                    ---------
                                 (CUSIP Number)


                                  May 12, 2009
                                  ------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 8 Pages
________________________________________________________________________________
1.   Names of Reporting Persons
     Dream High Limited
________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)           (a) [_]
                                  (b) [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization
     British Virgin Islands
________________________________________________________________________________
Number of Shares      5.   Sole Voting Power
Beneficially Owned               None.
by                    __________________________________________________________
Each                  6.   Shared Voting Power
Reporting                        2,950,000
Person With           __________________________________________________________
                      7.   Sole Dispositive Power
                                 None
                      __________________________________________________________
                      8.   Shared Dispositive Power
                                 2,950,000
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,950,000
________________________________________________________________________________
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_]
     (See Instructions)

________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)
     19.64% (1)
________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)
     OO
________________________________________________________________________________

(1) The ownership percentage of the Reporting Person is based on 15,016,717 shares of Common Stock issued and outstanding as of May 13, 2009, as stated in the Company's Form 10-Q for the quarter ended March 31, 2009 and filed with the Securities and Exchange Commission on May 15, 2009.

                                                               Page 3 of 8 Pages
________________________________________________________________________________
1.   Names of Reporting Persons
     Zhao, Weihua
________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)           (a) [_]
                                  (b) [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization
     Chinese
________________________________________________________________________________
Number of Shares      5.   Sole Voting Power
Beneficially Owned               None.
by                    __________________________________________________________
Each                  6.   Shared Voting Power
Reporting                        2,950,000
Person With           __________________________________________________________
                      7.   Sole Dispositive Power
                                 None
                      __________________________________________________________
                      8.   Shared Dispositive Power
                                 2,950,000
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,950,000
________________________________________________________________________________
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_]
     (See Instructions)

________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)
     19.64% (1)
________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

(1) The ownership percentage of the Reporting Person is based on 15,016,717 shares of Common Stock issued and outstanding as of May 13, 2009, as stated in the Company's Form 10-Q for the quarter ended March 31, 2009 and filed with the Securities and Exchange Commission on May 15, 2009.

                                                               Page 4 of 8 Pages
________________________________________________________________________________

Item 1 (a)    Name of Issuer:

              Rodobo International., Inc (the "Issuer")
              -----------------------------------------

Item 1 (b)    Address of Issuer's Principal Executive Offices:

              380 Changjiang Road, Nangang District, Harbin, PRC 150001
              ---------------------------------------------------------

Item 2 (a)    Name of Person Filing:

              Zhao, Weihua
              ------------
              Dream High Limited
              ------------------

Item 2 (b)    Address of Principal Business Office or, if none, Residence:

              As to Zhao, Weihua:

                  4-1501 Tower A, Menleshidai Community, Harbin,
                  ----------------------------------------------
                  Heilongjiang Province, 150090
                  -----------------------------

              As to Dream High Limited:

                  1602 Honguan Complex, 380 Changjiang Road, Nangang District,
                  ------------------------------------------------------------
                  Harbin, PRC 150001
                  ------------------


Item 2 (c)    Citizenship:

              As to Zhao, Weihua: Chinese
                                  -------

              As to Dream High Limited: British Virgin Islands
                                        ----------------------

Item 2 (d)    Title of Class of Securities:

              Common Stock, par value $0.0001 per share (the "Common Stock")
              --------------------------------------------------------------

Item 2 (e)    CUSIP Number: 77106L104
                            ---------

Item 3 Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               o [_]   Broker or dealer registered under Section 15 of the
                       Exchange Act (15 U.S.C. 78o).
               o [_]   Bank as defined in Section 3(a)(6) of the Exchange Act
                       (15 U.S.C. 78c).
               o [_]   Insurance company as defined in Section 3(a)(19) of the
                       Act (15 U.S.C. 78c).
               o [_]   Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8).
               o [_]   An investment adviser in accordance with ss.
                       240.13d-1(b)(ii)(E);
               o [_]   An employee benefit plan or endowment fund in accordance
                       with ss. 240.13d-1(b)(1)(ii)(F);
               o [_]   A parent holding company or control person in accordance
                       with ss. 240.13d-1(b)(1)(ii)(G);
               o [_]   A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);
               o [_]   A church plan that is excluded from the definition of an
                       investment company under Section 3(c)(14) of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-3);
               o [_]   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

                                                               Page 5 of 8 Pages
________________________________________________________________________________

Item 4 Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

          As of the date hereof, Dream High Limited beneficially owns 2,950,000 shares of Common Stock of the Issuer.

          As of the date hereof, Zhao, Weihua beneficially owns 2,950,000 shares of Common Stock (as shared with Dream High Limited).

          Dream High Limited is a company 100% owned by Zhao, Weihua. By virtue of such relation, Zhao, Weihua may be deemed to have dispositive power over the shares owned by Dream High Limited. Zhao, Weihua disclaims beneficial ownership of such shares.

          Accordingly, for the purpose of this Statement:

          As to Dream High Limited:
          -------------------------

          a)   Amount beneficially owned: 2,950,000 Common Stocks of the Issuer

          b)   Percent of class:

               Dream High Limited beneficially owns 19.64% of the Issuer's issued and outstanding Common Stock (based 15,016,717 shares of Common Stock issued and outstanding as of May 13, 2009, as stated in the Company's Form 10-Q for the quarter ended March 31, 2009 and filed with the Securities and Exchange Commission on May 15,
               2009).

          c)   Number of shares as to which the person has:

               o    Sole power to vote or to direct the vote: None.
               o Shared power to vote or to direct the vote: 2,950,000 Common Stocks of the Issuer
               o    Sole power to dispose or to direct the disposition of: None.
               o    Shared power to dispose or to direct the disposition of:
                    2,950,000 Common Stocks of the Issuer.

          As to Zhao, Weihua:
          -------------------

          a) Amount beneficially owned by Zhao, Weihua: 2,950,000 shares of Common Stock.

          b)   Percent of class:

               Mr. Zhao, Weihua beneficially owns 19.64% of the Issuer's issued and outstanding Common Stock through Dream High Limited (based 15,016,717 shares of Common Stock issued and outstanding as of May 13, 2009, as stated in the Company's Form 10-Q for the quarter ended March 31, 2009 and filed with the Securities and Exchange Commission on May 15, 2009).

          c)   Number of shares as to which the person has:

               o    Sole power to vote or to direct the vote: None.
               o Shared power to vote or to direct the vote: 2,950,000 Common Stocks of the Issuer
               o    Sole power to dispose or to direct the disposition of: None.
               o    Shared power to dispose or to direct the disposition of:
                    2,950,000 Common Stocks of the Issuer.

                                                               Page 6 of 8 Pages
________________________________________________________________________________

Item 5 Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

          Not applicable.


Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8 Identification And Classification of Members of The Group.

          Not applicable.

Item 9 Notice of Dissolution of Group.

          Not applicable.

Item 10 Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 8 Pages
________________________________________________________________________________



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date:  July 15, 2009



                                              By: Dream High Limited

                                              By: /s/ Zhao, Weihua
                                                  ----------------
                                              Name: Zhao, Weihua
                                              Title: Director


                                              By: Zhao, Weihua

                                              By: /s/ Zhao, Weihua
                                                  ----------------
                                              Name: Zhao, Weihua

                                                               Page 8 of 8 Pages
________________________________________________________________________________



Exhibit Index

99.1 Joint Filing Agreement


                            AGREEMENT OF JOINT FILING

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as June 8, 2009, by and between Dream High Limited and Zhao, Weihua.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G relating to their ownership (direct or otherwise) of any securities of Rodobo International, Inc., a Nevada corporation, and any and all amendments thereto and any other document relating thereto (collectively, the "Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement is intended to satisfy the requirements of Rule 13d-l (k)(l) under the Exchange Act. This agreement may be executed in any number of counterparts, each of which shall be deemed to be in original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.



                                                     By: Dream High Limited

                                                     By: /s/ Zhao, Weihua
                                                         ----------------
                                                     Name: Zhao, Weihua
                                                     Title: Director


                                                     By: Zhao, Weihua

                                                     By: /s/ Zhao, Weihua
                                                         ----------------
                                                     Name: Zhao, Weihua